Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

FINAL APPROVED

Key Messages

Medco and Accredo Combine to Create Industry’s

Largest Specialty Pharmacy

Overview

Medco Health Solutions, Inc. today announced an agreement to purchase Accredo Health, Incorporated – creating the nation’s largest provider of specialty pharmacy products and services – one of the most dynamic and fastest-growing sectors of prescription health care.

The combination will lead the industry in providing integrated and comprehensive clinical services to patients who require long-term therapy and support for treatment of complex, chronic diseases.

The combined companies create a more than $4 billion a year specialty pharmacy service that compliments Medco’s leading mail order pharmacy to provide the industry’s most comprehensive full-service pharmacy benefit solution.

With the specialty market growing in excess of 20 percent a year, and with a growing number of specialty medicines treating more common disease states, the acquisition places Medco in the forefront of the future of pharmacy and the treatment of chronic disease.

To maximize Accredo’s well-developed patient, payor and manufacturer relationships, Medco intends to operate Accredo as an independent business, retaining Accredo’s business model, brands, culture and focus.

Benefits of the transaction

The complementary strengths of the two companies make strategic and tactical sense for each:

•	This accelerates Medco’s growth strategy making us the largest in this space and enabling its clients to better manage the growing cost of providing the highest quality patient care in an increasingly critical pharmacy health care category.

•	This extends Accredo’s scale, distribution platform and client base.

•	Employees benefit from the opportunity to be part of a larger enterprise with resources and expertise to foster innovation, accelerate growth and touch a larger universe of patients.

•	The addition of David Stevens and Accredo’s core management team to Medco will strengthen our operational and clinical expertise to drive specialty pharmacy to a new level of focus and innovation for the benefit of our clients and their membership.

Shareholders benefit

•	Medco expects the acquisition of Accredo to be accretive in 2006, excluding one-time transaction-related adjustments and costs, and to enhance both top- and bottom-line growth.

•	Accredo stockholders are expected to receive a premium over the current market value, and with Medco shareholders, realize greater value through the synergies of the combined entity and the increased growth opportunities.

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Medco/Accredo Key Messages Pg. 2

Financial Synergies

Consistent with its strategy for growth, Accredo adds:

•	Top line growth opportunity

•	Higher margin business

•	Enhances Medco’s EBITDA per adjusted claim

•	Robust pipeline of new biotech drugs and additional indications will continue to drive utilization. These drugs will require specialty distribution — adding upside potential and future growth opportunities

•	Financial synergies from operational leverage and cross-selling opportunities

Strategic Synergies

•	Complementary service abilities

•	Cross Selling Opportunities

•	Build on existing, highly successful relationship

•	Leverages existing Medco specialty and mail distribution operations

Customer Benefits

The combined assets of the company will enhance the quality, simplicity and cost efficiency to deliver a comprehensive and integrated suite of pharmacy benefit services.

•	Expand Medco’s ability to provide comprehensive clinical services across many diseases states

•	Broader specialty offering for Medco clients/ PBM offering for Accredo payor clients

Specialty Pharmacy Distribution

Specialty pharmacy represents the fastest growing portion of drug spend in the U.S., growing at twice the rate of traditional pharmacy costs.

•	Expand Medco’s ability to provide comprehensive clinical services in many disease states

•	Improve the quality and accessibility of specialty drug therapy for clients and patients

Medco Special Care Pharmacy

Medco’s Special Care Pharmacy helps our clients manage and control spend on highly specialized, complex, high-cost medications. Dedicated Medco patient call centers provide the heightened level of care to ensure these medicines are administered properly and monitored appropriately. Approximately 30 million members have access to Medco Specialty Pharmacy Services.

•	Launched in 2003

•	Currently accessible to 30 million lives

•	Payor-centric specialty model

•	Integrated PBM solutions

Accredo

•	A leading pure-play specialty pharmacy

•	Headquartered in Memphis, TN

•	2,200 employees, including 200 pharmacists

•	Founded in 1990, went public in 1999

•	Niche product offering (21 drugs) enables Accredo to provide specialized services to patients, and offers manufacturers product launch, patient education and reimbursement services

•	Medications are provided through 36 branch locations or shipped overnight from four centralized dispensing facilities to patient homes, physician offices and hospital outpatient departments

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Medco/Accredo Key Messages Pg. 3

Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. This document includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have posted our press release, including certain supplemental information, on the Investor Relation’s section of www.medco.com.

Additional Information and Where to Find It

This document contains certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on Medco’s Web site at www.medco.com.

In connection with the proposed transaction, Medco intends to file a registration statement, including a proxy statement of Accredo Health, Incorporated and other materials with the Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parson Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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